UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended February 21, 2013

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated February 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 21, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Generated distributable cash flow(1) of $45.9 million in the fourth quarter of 2012, up approximately 11 percent from the same period of the prior year.

•

Acquisition of Voyageur Spirit FPSO expected to be completed in March 2013 upon final installation of the FPSO on the Huntington field. In connection with the pending acquisition, the Partnership intends to increase its cash distribution for the first quarter of 2013, to be paid in May 2013.

•	Agreed to acquire a HiLoad Dynamic Positioning unit from Remora AS for a total purchase price of approximately $55 million, subject to finalizing a 10-year time-charter contract with Petrobras.

•

Entered into a letter of intent with Salamander Energy plc to provide an FSO unit in Asia under a 10-year charter contract commencing in mid-2014. Partnership expects to convert one of its older shuttle tankers, the Navion Clipper, for the FSO project.

•	Liquidity of approximately $587 million as of December 31, 2012, giving pro forma effect to net proceeds from the January 2013 Norwegian bond offering and repurchase.

Hamilton, Bermuda, February 21, 2013—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended December 31, 2012. During the fourth quarter of 2012, the Partnership generated distributable cash flow(1) of $45.9 million, compared to $41.6 million in the same period of the prior year.

On January 18, 2013, a cash distribution of $0.5125 per common unit was declared for the quarter ended December 31, 2012. The cash distribution was paid on February 14, 2013 to all unit-holders of record on February 4, 2013.

“We are pleased to be able to broaden our offshore loading service offering with the intended acquisition of Remora’s HiLoad DP unit and the associated omnibus agreement with Remora, which provides the Partnership with another potential avenue of growth,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. Mr. Evensen continued, “As part of our current fleet renewal process, during the past several quarters, the Partnership has sold a number of its older conventional tankers and shuttle tankers, which has resulted in a reduction in our cash flow from vessel operations. However, the bulk of the current fleet renewal process is completed and the cash flows from our upcoming fully-financed acquisition of the Voyageur Spirit FPSO and the delivery of the four newbuilding shuttle tankers to BG will more than offset the reduction in cash flows from the sale of our older vessels. In addition, if finalized, the new FSO project in Asia will enable us to successfully extend the life of one of our remaining older shuttle tankers under a long-term fixed-rate contract. As a result, despite the delay to the acquisition of the Voyageur Spirit FPSO to March 2013, we still intend to increase the Partnership’s first quarter distribution to be paid in May 2013.”

Mr. Evensen continued, “We believe the Partnership is well-positioned to continue growing its distributable cash flow through FPSO acquisition opportunities from Teekay Corporation, new organic offshore projects and third-party acquisitions. Notably, the Cidade de Itajai FPSO, which is 50 percent owned by Teekay, commenced oil production for Petrobras in Brazil last week and we are also currently pursuing several large FSO projects in the North Sea.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

- more -

Summary of Recent Transactions

In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS, a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a 10-year time-charter contract with Petroleo Brasileiro SA (Petrobras) in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in the second quarter of 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, Teekay Corporation (Teekay) has also agreed to invest approximately $4.4 million to acquire a 49.9 percent ownership interest in a recapitalized Remora. In addition, Teekay Offshore will enter into an omnibus agreement with Remora which will provide the Partnership with the right of first refusal to acquire future HiLoad projects developed by Remora.

In January 2013, the Partnership issued NOK 1,300 million in new senior unsecured bonds in the Norwegian bond market, issued in two tranches that mature in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds is equivalent to approximately USD 233 million and all payments under the two tranches have been swapped into US dollars, at fixed interest rates of 4.80 percent for the tranche maturing in January 2016 and 5.93 percent for the tranche maturing in January 2018. In connection with the new issuances, the Partnership repurchased NOK 388.5 million of its existing NOK 600 million bonds maturing in November 2013. The net proceeds of approximately USD 167 million from the new bond issuance and repurchase of existing notes were used to reduce amounts outstanding under Teekay Offshore’s revolving credit facilities and for general corporate purposes. The Partnership will apply for listing the new bonds on the Oslo Stock Exchange.

In January 2013, the Partnership signed a letter of intent with Salamander Energy plc to supply a floating storage and offtake (FSO) unit in Asia for a firm charter period of 10 years commencing in mid-2014. The Partnership intends to convert its existing 1993-built shuttle tanker, the Navion Clipper, to an FSO for an estimated cost of approximately $50 million. The Partnership is in the process of finalizing the contract terms with the charterer.

Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of February 1, 2013.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings		Conversion Candidates (iii)	Total
Shuttle Tanker Segment	28	(i)	4	4	(ii)	1	37
FPSO Segment	3		—	—		—	3
Conventional Tanker Segment	6		—	—		—	6
FSO Segment	5		—	—		—	5

Total	42		4	4		1	51

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes four shuttle tanker newbuildings expected to deliver in mid- to late-2013 and commence operations under 10-year charter contracts with a subsidiary of BG Group plc in Brazil.
(iii)	Includes one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.

In January 2013, Teekay Offshore sold a 1992-built conventional tanker, the Leyte Spirit, and a 1992-built shuttle tanker, the Basker Spirit, to third party buyers for total net proceeds of $13.3 million.

In December 2012, Teekay Offshore sold a 1992-built conventional tanker, the Luzon Spirit, and a 1994-built conventional tanker, the Torben Spirit, to third party buyers for total net proceeds of $12.7 million.

In November 2012, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Savonita, to a third party buyer for total net proceeds of $6.1 million.

- more -

Future Growth Opportunities

Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and floating, production, storage and offloading (FPSO) units Teekay owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers under construction by Samsung Heavy Industries for an estimated total delivered cost of approximately $470 million. Upon their scheduled deliveries in mid- to late-2013, the vessels will commence operations under 10-year, fixed-rate time-charter contracts. The contracts with BG also include certain extension options and vessel purchase options.

As discussed above, the Partnership has agreed to acquire a 2010-built HiLoad DP unit from Remora AS for approximately $55 million, including modification costs. The acquisition is subject to finalizing a 10-year time-charter contract with Petrobras, which is expected to commence in early 2014. Under the terms of an omnibus agreement between Remora and Teekay Offshore, the Partnership has the right of first refusal to acquire any future HiLoad projects developed by Remora.

FPSO Units

As previously announced, on November 30, 2011, Teekay acquired from Sevan Marine ASA (Sevan) the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract), and agreed to acquire the Voyageur Spirit FPSO unit, which is currently expected to occur in the first quarter of 2013. In the third quarter of 2012, Teekay Offshore agreed to acquire the Voyageur Spirit FPSO unit from Teekay for $540 million upon commencement of the unit’s charter contract with E.ON. Pursuant to the omnibus agreement, Teekay is obligated to offer the Hummingbird Spirit FPSO unit to Teekay Offshore within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2013. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay to transfer ownership of this FPSO unit to the Partnership.

In October 2010, Teekay signed a long-term contract with Petrobras to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras is being serviced by a newly-converted FPSO unit named Cidade de Itajai in which Teekay owns a 50 percent interest. This FPSO unit delivered from the shipyard in mid-November 2012 and achieved first oil in mid-February 2013, at which time the unit commenced a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its 50 percent interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of its charter with Petrobras.

In May 2011, Teekay entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO project and Teekay is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay’s interests in such projects pursuant to the omnibus agreement.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

In June 2011, Teekay entered into a new contract with BG Norge Limited to provide a high-specification FPSO unit for the Knarr oil and gas field located in the North Sea. The contract will be serviced by a new FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of the charter, which is expected to commence in the second quarter of 2014.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $29.1 million for the quarter ended December 31, 2012, compared to $22.3 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $39.6 million and decreasing net income by $63.5 million for the quarters ended December 31, 2012 and December 31, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $68.7 million for the fourth quarter of 2012, compared to a net loss of $41.2 million in the same period of the prior year. Net revenues(2) for the fourth quarter of 2012 increased to $211.4 million, compared to $196.5 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $100.1 million for the year ended December 31, 2012, compared to $102.2 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $22.8 million and decreasing net income by $206.4 million for the year ended December 31, 2012 and December 31, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $123.0 million for the year ended December 31, 2012, compared to a net loss of $104.3 million in the same period of the prior year. Net revenues(2) for the year ended December 31, 2012 increased to $810.0 million, compared to $767.1 million in the prior year.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the Conventional Tanker segment, and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended December 31, 2012
	(unaudited)

(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment (1)	Total
Net revenues(2)	118,322	59,709	12,530	20,861	211,422
Vessel operating expenses	33,794	26,819	3,027	15,070	78,710
Time-charter hire expense	15,493	—	—	—	15,493
Depreciation and amortization	29,394	12,726	2,380	2,529	47,029
Cash flow from vessel operations(3)	58,509	24,548	9,232	5,603	97,892

	Three Months Ended December 31, 2011
	(unaudited)

(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(2)	122,117	46,925	12,629	14,804	196,475
Vessel operating expenses	37,527	19,494	2,615	6,747	66,383
Time-charter hire expense	17,406	—	—	—	17,406
Depreciation and amortization	29,519	10,389	2,893	2,892	45,693
Cash flow from vessel operations(3)	58,190	20,869	14,664	7,870	101,593

(1)	Business development and engineering studies relating to two North Sea FSO projects that the Partnership is currently pursuing were completed in December 2012. The Partnership recognized related revenue of $5.5 million and costs of $7.3 million in the fourth quarter of 2012.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(3)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains and in-process revenue contracts, loss on sale of vessels and write-down of vessels, but includes the realized gains (losses) on the settlement of foreign exchange forward contracts, cash flow from discontinued operations and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased slightly to approximately $58.5 million for the fourth quarter of 2012 compared to $58.2 million for the same period of the prior year, due to decreases in vessel operating expenses and time-charter hire expense, partially offset by lower net revenues. Vessel operating expenses decreased due to the sale of two 1992-built shuttle tankers, the Navion Fennia and Navion Savonita in the second and fourth quarter of 2012, respectively, and the lay-up of the shuttle tanker Navion Torinita upon expiration of its time-charter contract in the second quarter of 2012. Time-charter hire expense decreased due to the redelivery of one in-chartered vessel in the fourth quarter of 2011. Net revenues decreased due to the lay-up of the Navion Torinita and the sale of the Navion Savonita, partially offset by increased revenue from the acquisition of the volatile organic compound (VOC) abatement equipment from Teekay, which included catch up revenue of $4.0 million relating to voyages prior to the fourth quarter of 2012.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment increased to $24.5 million for the fourth quarter of 2012 compared to $20.9 million for the same period of the prior year, primarily due to the acquisition of the Piranema Spirit FPSO unit on November 30, 2011.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $9.2 million in the fourth quarter of 2012 compared to $14.7 million for the same period of the prior year, primarily due to the sale of the 1997-built Hamane Spirit in the second quarter of 2012, the sale of the 1994-built Torben Spirit and the 1992-built Luzon Spirit in the fourth quarter of 2012, and the lay-up of the Leyte Spirit commencing during the second quarter of 2012. For accounting purposes, the results of the Conventional Tanker segment exclude five tankers that have been determined to constitute discontinued operations; however, the results of these five tankers are included in the Conventional Tanker segment’s cash flow from vessel operations.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment decreased to $5.6 million in the fourth quarter of 2012 compared to $7.9 million for the same period of the prior year, primarily as a result of costs incurred for business development and engineering studies relating to two North Sea FSO projects that the Partnership is currently pursuing.

Liquidity

As of December 31, 2012, the Partnership had total liquidity of $419.8 million, which consisted of $206.3 million in cash and cash equivalents and $213.5 million in undrawn revolving credit facilities. The Partnership’s liquidity balance as of December 31, 2012 increased on a pro forma basis by approximately $167 million to $587 million giving effect to the NOK 1,300 million Norwegian bond offering completed in January 2013 net of the repurchase of NOK 388.5 million of bonds that mature in November 2013 at a price of 102.5 percent of the principal amount. The Partnership intends to use approximately $170 million of this liquidity to complete the acquisition of the Voyageur Spirit FPSO unit, which is expected to be completed in March 2013.

- more -

Conference Call

The Partnership plans to host a conference call on Friday, February 22, 2013 at noon (ET) to discuss the results for the fourth quarter and fiscal year 2012. An accompanying investor presentation will be available on Teekay Offshore’s website at www.teekayoffshore.com prior to the start of the call. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 4374144.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Fourth Quarter and Fiscal Year 2012 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday March 1, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4374144.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore owns interests in 37 shuttle tankers (including four chartered-in vessels and four committed newbuildings), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and six conventional oil tankers. Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE: TK) and Sevan Marine ASA (Oslo Bors: SEVAN). In addition, the Partnership has agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation upon commencement of its charter contract. Teekay Offshore’s operating fleet primarily operates under long-term, stable contracts and Teekay Offshore is structured as a publicly-traded master limited partnership.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

- more -

TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31, 2012 (unaudited)	September 30, 2012 (unaudited)	December 31, 2011 (unaudited)	December 31, 2012 (unaudited)	December 31, 2011(1) (unaudited)
REVENUES	238,303	223,970	223,834	926,137	873,501

OPERATING EXPENSES
Voyage expenses	26,881	22,968	27,359	116,111	106,377
Vessel operating expenses	78,710	69,345	66,383	284,712	279,963
Time-charter hire expense	15,493	14,910	17,406	56,989	74,478
Depreciation and amortization	47,029	47,549	45,693	193,383	176,483
General and administrative	17,722	19,142	18,266	74,399	71,506
Write down of vessels	13,529	8,852	28,549	23,430	36,868
Loss on sales of vessels	778	341	—	1,112	171
Restructuring charge (2)	1,115	—	—	1,115	3,924

	201,257	183,107	203,656	751,251	749,770

Income from vessel operations	37,046	40,863	20,178	174,886	123,731

OTHER ITEMS
Interest expense	(10,892)	(11,965)	(9,658)	(47,799)	(36,216)
Interest income	493	184	199	1,027	659
Realized and unrealized gain (loss) on derivative instruments (3)	31,187	(13,458)	(19,179)	(26,349)	(159,744)
Foreign exchange gain (loss) (4)	2,272	(717)	2,247	(313)	1,500
Income tax recovery (expense)	11,041	(1,025)	(5,105)	10,477	(9,828)
Other income (loss) – net	314	(55)	220	1,536	3,681

Net income (loss) from continuing operations	71,461	13,827	(11,098)	113,465	(76,217)
Net (loss) income from discontinued operations(5)	(5,759)	505	(26,001)	9,550	(20,654)

Net income (loss)	65,702	14,332	(37,099)	123,015	(96,871)

Net income (loss) attributable to:
Non-controlling interests	(2,982)	572	4,094	58	22,454
Dropdown Predecessor (1)	—	—	—	—	(15,075)
Partners	68,684	13,760	(41,193)	122,957	(104,250)
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	80,105,408	73,577,367	65,910,343	73,750,951	62,362,072
Total units outstanding at end of period	80,105,408	80,105,408	70,626,554	80,105,408	70,626,554

(1)	Results for the Scott Spirit shuttle tanker for the period beginning July 2011 prior to its acquisition by the Partnership in October 2011 when the vessel was owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.
(2)	Restructuring charges for the year ended December 31, 2012 relate to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle and conventional tanker business units. Restructuring charges for the year ended December 31, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers.

- more -

(3)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, including derivative instruments relating to the Dropdown Predecessor, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Realized (losses) gains relating to:
Interest rate swaps	(14,728)	(14,523)	(16,115)	(58,596)	(58,475)
Foreign currency forward contract	1,104	230	1,132	2,969	4,704

	(13,624)	(14,293)	(14,983)	(55,627)	(53,771)

Unrealized gains (losses) relating to:
Interest rate swaps	44,616	(1,437)	(1,214)	26,100	(100,306)
Foreign currency forward contracts	195	2,272	(2,982)	3,178	(5,667)

	44,811	835	(4,196)	29,278	(105,973)

Total realized and unrealized gains (losses) on non-designated derivative instruments	31,187	(13,458)	(19,179)	(26,349)	(159,744)

(4)	Foreign exchange gain (loss) includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013 and issued NOK 600 million unsecured bonds in 2012 maturing in 2017. Foreign exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Realized gains on cross-currency swaps	668	634	661	2,992	2,881
Unrealized gains (losses) on cross-currency swaps	6,835	6,762	(1,159)	10,700	(1,583)
Unrealized (losses) gains on revaluation of NOK bonds	(6,038)	(8,216)	1,872	(13,871)	2,644

(5)	Results for four conventional tankers (Hamane Spirit, Torben Spirit, Luzon Spirit and Leyte Sprit) in 2012 plus an additional conventional tanker (Scotia Spirit) in 2011 have been included in Net income (loss) from discontinued operations and removed from individual line items of the income statement related to continuing operations. The amounts included in this release related to discontinued operations are preliminary, and will be finalized for inclusion in the Partnership’s Form 20-F filing for the year ended December 31, 2012. Any revisions related to the discontinued operations disclosure are only expected to impact the income statement classification, and therefore to have no effect on adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2012.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2012	As at September 30, 2012	As at December 31, 2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	206,339	205,753	179,934
Vessels held for sale	13,250	8,000	19,000
Other current assets	168,998	153,435	148,825
Vessels and equipment	2,327,337	2,400,466	2,539,949
Advances on newbuilding contracts	127,286	81,868	45,637
Other assets	67,541	63,448	62,627
Intangible assets	15,527	17,056	21,644
Goodwill	127,113	127,113	127,113

Total Assets	3,053,391	3,057,139	3,144,729

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	99,569	86,625	99,220
Other current liabilities	108,302	114,361	99,624
Current portion of long-term debt	248,385	121,509	229,365
Long-term debt	1,521,247	1,621,909	1,799,711
Other long-term liabilities	341,844	394,714	393,769
Redeemable non-controlling interest	28,815	36,241	38,307
Equity:
Non-controlling interests	44,135	42,711	40,622
Partners’ equity	661,094	639,069	444,111

Total Liabilities and Equity	3,053,391	3,057,139	3,144,729

- more -

TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2012	December 31, 2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	261,624	254,162

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	318,645	457,530
Scheduled repayments of long-term debt	(146,162)	(110,694)
Prepayments of long-term debt	(445,698)	(125,562)
Debt issuance costs	(4,361)	(682)
Purchase of 49% interest in Teekay Offshore Operating L.P.	—	(386,267)
Purchase of vessels from Teekay Corporation	—	(60,683)
Equity contribution from joint venture partner	2,750	3,750
Net proceeds from issuance of common units	257,229	419,924
Cash distributions paid by the Partnership	(160,905)	(129,323)
Cash distributions paid by subsidiaries to non-controlling interests	(8,787)	(36,980)
Purchase of VOC equipment from Teekay Corporation	(12,848)	—
Contribution from Teekay Corporation relating to Dropdown Predecessors	—	2,305
Contribution from Teekay Corporation relating to Rio das Ostras FPSO	—	2,000

Net financing cash flow	(200,137)	35,318

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(87,408)	(148,480)
Proceeds from sale of vessels and equipment	35,235	13,354
Purchase of Piranema Spirit FPSO	—	(161,851)
Direct financing lease payments received	17,091	20,948

Net investing cash flow	(35,082)	(276,029)

Increase in cash and cash equivalents	26,405	13,451
Cash and cash equivalents, beginning of the year	179,934	166,483

Cash and cash equivalents, end of the year	206,339	179,934

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	65,702	(37,099)	123,015	(96,871)
Adjustments:
Net (income) loss attributable to non-controlling interests	2,982	(4,094)	(58)	(22,454)
Net loss attributable to Dropdown Predecessor	—	—	—	15,075

Net income (loss) attributable to the partners	68,684	(41,193)	122,957	(104,250)
Add (subtract) specific items affecting net income (loss):
Foreign exchange (gains) losses(1)	(1,604)	(1,587)	3,305	1,382
Foreign currency exchange losses resulting from hedging ineffectiveness (2)	146	96	440	306
Deferred income tax expense relating to unrealized foreign exchange gains (3)	—	—	—	10,096
Unrealized (gains) losses on derivative instruments (4)	(44,811)	4,196	(29,278)	93,787
Write down of vessels (5)	13,529	28,549	23,430	36,868
Loss on sale of vessels (5)	778	—	1,112	171
Components of discontinued operations(6)	5,448	29,333	(6,995)	48,820
Deferred income tax recovery relating to new tax structure(7)	(8,748)	—	(8,748)	—
VOC revenues relating to prior periods(8)	(2,280)	—	(2,280)	—
Restructuring charges and other (9)	1,222	2,463	(980)	7,346
Non-controlling interests’ share of items above	(3,277)	431	(2,841)	7,662

Total adjustments	(39,597)	63,481	(22,835)	206,438

Adjusted net income attributable to the partners	29,087	22,288	100,122	102,188

(1)	Foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and exclude the realized gains relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.
(2)	Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.
(3)	Reflects the portion of deferred income tax (recovery) expense related to unrealized foreign exchange gains. There is no adjustment for this item for the three and 12 months ended December 31, 2012, as a full valuation allowance was taken starting in the third quarter of 2011 against this deferred tax asset.
(4)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, excluding unrealized losses of $12.2 million relating to the Dropdown Predecessor for the year ended December 31, 2011.
(5)	The write down on vessels relates to the impairment of certain shuttle tankers and one FSO unit based on their estimated fair value. The loss on sale of vessels relates to the sale of two 1992-built shuttle tankers in 2012 and the Karratha Spirit FSO unit in 2011.
(6)	Related to components of net income (loss) from discontinued operations, including the loss on sale of the Luzon Spirit and the Torben Spirit and the write down of the Leyte Spirit for the three months and year ending December 31, 2012. In addition, results for the year ended December 31, 2012 include a termination fee received from Teekay Corporation upon the cancellation of the Hamane Spirit time-charter contract, offset by the loss on sale of the Hamane Spirit. The three months and year ended December 31, 2011 include the write down of the Hamane Spirit and the Torben Spirit. In addition, the year ended December 31, 2011 includes the write down of the Luzon Spirit and the Leyte Spirit, the loss on sale of the Scotia Spirit, offset by a tax recovery on the loss on sale and cancellation fee received, both associated with the sale of the Scotia Spirit.

- more -

(7)	The deferred income tax recovery for the three and 12 months ended December 31, 2012 relates to a new Norwegian tax structure.
(8)	The additional net revenues for the three and 12 months ended December 31, 2012 relate to the Partnership entering into a lease agreement in the fourth quarter of 2012, which allows for the retroactive payment for any VOC voyages relating to the period prior to 2012.
(9)	Other items for the three and 12 months ended December 31, 2012 include restructuring charges of $1.1 million for the reorganization of the Partnership’s marine operations. For the 12 months ended December 31, 2012, other items also includes a one-time reversal of an income tax accrual of ($2.8) million. Other items for the three and 12 months ended December 31, 2012 and 2011 include revaluations of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker for $0.1 million, $0.7 million, $0.8 million and $0.8 million, respectively. Other items for the three and 12 months ended December 31, 2011 include $1.7 million related to a one-time success fee relating to the purchase of the Piranema Spirit. Other items for the 12 months ended December 31, 2011 include restructuring charges of $3.9 million incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers and $0.9 million related to a one-time management fee.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding installments, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net loss or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income (loss) for the quarters ended December 31, 2012 and December 31, 2011, respectively.

	Three Months Ended
	December 31, 2012	December 31, 2011
	(unaudited)	(unaudited)
Net income (loss)	65,702	(37,099)
Add (subtract):
Write down of vessels	13,529	28,549
Loss on sale of vessels	778	—
Non-cash items in discontinued operations(1)	5,668	31,834
Depreciation and amortization	47,029	45,693
Foreign exchange and other, net	(3,250)	2,444
Deferred income tax recovery	(9,401)	(541)
Distributions relating to equity financing of newbuilding installments	2,384	914
Estimated maintenance capital expenditures	(26,573)	(26,970)
Unrealized (gains) losses on non-designated derivative instruments (2)	(44,811)	4,196

Distributable Cash Flow before Non-Controlling
Interest	51,055	49,020
Non-controlling interests’ share of DCF	(5,126)	(7,464)

Distributable Cash Flow	45,929	41,556

(1)	Includes write down of vessels, loss on sale of vessels and depreciation included within discontinued operations.
(2)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended December 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (1)	118,322	59,709	12,530	20,861	211,422
Vessel operating expenses	33,794	26,819	3,027	15,070	78,710
Time-charter hire expense	15,493	—	—	—	15,493
Depreciation and amortization	29,394	12,726	2,380	2,529	47,029
General and administrative	10,629	6,366	(206)	933	17,722
Write down of vessels	13,529	—	—	—	13,529
Loss on sale of vessels	778	—	—	—	778
Restructuring charges	647	—	468	—	1,115

Income from vessel operations	14,058	13,798	6,861	2,329	37,046

	Three Months Ended December 31, 2011
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (1)	122,117	46,925	12,629	14,804	196,475
Vessel operating expenses	37,527	19,494	2,615	6,747	66,383
Time-charter hire expense	17,406	—	—	—	17,406
Depreciation and amortization	29,519	10,389	2,893	2,892	45,693
General and administrative	11,098	5,578	790	800	18,266
Write down of vessels	19,951	—	—	8,598	28,549

Income from vessel operations	6,616	11,464	6,331	(4,233)	20,178

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: factors affecting the Partnership’s future growth prospects and stability of its distributable cash flow, including the timing of the acquisition of the Voyageur Spirit FPSO from Teekay; the impact of the Voyageur Spirit FPSO acquisition and BG shuttle tanker newbuildings on the Partnership’s cash flows; the potential acquisition of a HiLoad Dynamic Positioning unit from Remora AS and associated 10-year time-charter contract with Petroleo Brasileiro SA; the potential for the Partnership to acquire future HiLoad projects developed by Remora AS; the potential conversion of the Navion Clipper into an FSO and associated 10-year charter contract; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Cidade de Itajai, the Hummingbird Spirit and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; the timing of delivery of vessels under construction or conversion; the timing and amount of future increases to the Partnership’s quarterly cash distribution, including the cash distribution for the first quarter of 2013 to be paid in May 2013; preliminary results of discontinued operation; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or directly from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; potential delays to the commencement of the Voyageur Spirit FPSO charter contract or the BG time charters; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; the inability of Remora to develop future HiLoad DP units; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire other vessels or offshore projects from Teekay or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; finalization of the time-charter contract relating to the HiLoad DP unit and of negotiations and documentation relating to the proposed FSO project; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -